June 10, 2010
Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fibrocell Science, Inc. (“Fibrocell” or the “Company”) Registration Statement on Form S-1 File No. 333-165936
Dear Mr. Riedler:
          On behalf of Fibrocell Science, Inc., a Delaware corporation, we hereby respond through EDGAR to the comments issued on May 20, 2010 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 and addressed to Mr. Declan Daly.
          For your convenience, we have repeated the sole comment prior to the response in italics.
Incorporation of Certain Documents bv Reference, page 27
1. We note that you wish to incorporate by reference your most recent Annual Report on Form 10-K and your three most recent Current Reports on Form 8-K. Please refer to General instruction VII.D.1(c) of Form S-I. As you are a registrant for an offering of a “penny stock,” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934, you are ineligible to incorporate by reference. Please amend your registration statement to include this information.
          The Company has revised its registration statement to include the information previously incorporated by reference.

          Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (215) 665-5542.
Sincerely,

COZEN O’CONNOR
By: Cavas S. Pavri
cc: David Pernock, Chief Executive Officer of Fibrocell Science, Inc.

2